Filed by Highland Transcend Partners I Corp.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Packable Holdings, LLC

(Commission File No.: 001-39751)

The following communication was posted on LinkedIn on September 9, 2021 by Ian Friedman, CEO of Highland Transcend Partners I Corp. (“Highland Transcend”):

The following communications were made available by Ian Friedman on Twitter on September 9, 2021:

Packable & Highland Transcend Partners I - Our Thesis
Leading Platform Enabling Brands to Grow Their Business on 3rd-Party Marketplaces

Background:

- Marketplaces, such and Amazon and eBay, bring together buyers and sellers in single ecosystem
  - *1st party eCommerce (1P)*: platform buys inventory *and* retails product
  - *3rd party marketplace (3P)*: other sellers sell products on platform, often alongside those products owned and held in inventory by eCommerce platform. Platform doesn't take inventory risk, providing highly capital efficient and low touch way to grow assortment
- Many brands pursue hybrid 1P-3P strategy, with **3P partnerships growing twice as fast as 1P partnerships.**
- **1P can represent loss of control** over customer experience, inventory, marketing activity; 3P offers brands and distributors greater control over customer service, positioning, and data
- ***10 years ago*** **- only two marketplaces of scale**: Amazon and eBay. ***Today*** **- explosion of other marketplaces**: Walmart, Target, Google, Facebook, Instagram, Kroger and others. Third-party online marketplaces are important part of these platforms' growth strategy. For example, Walmart marketplace sales grew 80% YOY in 2020.
  - **3P is 30% of US ecommerce sales, expected to grow to 41% of US eCommerce sales or over $500 billion by 2025. 3rd party marketplaces are growing at an 18% CAGR, compared to 8% CAGR for 1st Party eCommerce**
- **Large CPG companies struggle to execute on 3rd-party marketplaces** which require them to manage direct response marketing, direct-to-consumer fulfillment, customer service, multi-marketplace integration. Their businesses are set up for wholesale relationships where they ship pallets of products to a retailer. As a result, many CPG companies fail to execute on these 3rd party channels
  - **Packable, which operates as Pharmapacks on 3P marketplaces, is a leading multi-marketplace enablement platform - the largest in North America on Amazon - enabling both enterprise scale CPG companies and digitally-native brands to grow their businesses on third-party marketplaces**

Our Thesis:

1. Packable has **leadership position in enabling 3rd party marketplace sales (market estimated to be $500 billion)**
2. **Tremendous customer love - 0% enterprise logo churn** in company history, nearly **150% net revenue retention** across entire customer base
3. **Several macro tailwinds benefit Packable**:
   a. As **Marketplaces Continue to Proliferate** (41% of eCommerce by 2025), a 3P Ecommerce Strategy Is Mission Critical For Brands' Survival
   b. **Packable's categories are underpenetrated in eCommerce** today, but Packable's solution alleviates these historical barriers to eCommerce growth
   c. **Digitally native brands in Health & Personal Care are growing 3.6x faster than large CPG** companies and will account for ⅓ of Packable's revenues in 2022
4. Pharmapacks has built an **immensely defensible business**. The company's logistics capabilities, data assets (more than 75m customer transactions processed), long-standing and deeply embedded customer relationships and tacit know-how has cemented a very strong competitive platform that is difficult to replicate
5. Many **additional vectors for growth**: international expansion, new product categories, additional marketplaces, SaaS offering (data and insights)
6. **Incredible team**: visionary, transparent, strong culture and drive to win

Key Stats:

- 2021E - Revenue: $456 million; Gross Margin: 45% // 2022E - Revenue: $707 million; Gross Margins: 46%
- 2022 Revenue Trading Multiples provide large margin of safety
  - 2.2x EV/2022 Revenue (vs. 3.0x for "Core eCommerce" and 16.8x "SMB Enablement" peers)
  - 0.05x EV/Revenue/Revenue growth (vs. 0.15 for "Core eCommerce" and 0.66x "SMB Enablement" peers)
- 2022 Gross Profit Trading Multiples provide large margin of safety
  - 4.8x EV/2022 Gross Profit (vs. 7.0x for "Core eCommerce" and 23.7x "SMB Enablement" peers)
  - 0.10x EV/Gross Profit/Gross Profit growth (vs. 0.15 for "Core eCommerce" & 0.89x "SMB Enablement" peers)

The following communications were made available by Ian Friedman on Instagram on September 9, 2021:

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Packable’s and Highland Transcend’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and Highland Transcend. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or Highland Transcend is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by Highland Transcend’s public shareholders; the ability of Highland Transcend or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Highland Transcend’s final prospectus that forms a part of Highland Transcend’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020 (the “Prospectus”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Highland Transcend filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Highland Transcend nor Packable presently know or that Highland Transcend nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Highland Transcend’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this communication. Highland Transcend and Packable anticipate that subsequent events and developments will cause Highland Transcend’s or Packable’s assessments to change. However, while Highland Transcend and Packable may elect to update these forward-looking statements at some point in the future, Highland Transcend and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Highland Transcend’s or Packable’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Highland Transcend for their consideration. Highland Transcend intends to file the Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to Highland Transcend’s shareholders in connection with Highland Transcend’s solicitation for proxies for the vote by Highland Transcend’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Packable’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Highland Transcend will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Highland Transcend’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Highland Transcend’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Highland Transcend, Packable and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Highland Transcend, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Highland Transcend, Packable and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Highland Transcend’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Highland Transcend’s shareholders in connection with the proposed business combination will be set forth in Highland Transcend’s proxy statement / prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of Highland Transcend to be issued in connection with the Proposed Business Combination. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

This communication does not constitute an offer or a solicitation of an offer, to buy or sell any securities, investment or other specific product or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act, and will be offered as a private placement to a limited number of either (a) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or (b) institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor Highland Transcend is making an offer of the Securities in any state where the offer is not permitted.